September 10, 2019

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

       Re: Restoration Robotics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 001-38238

Dear Mr. Rhodes:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Brian J. Cuneo